Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Signal Hill Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-262042) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated July 2, 2021, except for Notes 4, 5 and 6, to which the date is January 6, 2022, with respect to our audit of the financial statements of Signal Hill Acquisition Corp. as of March 31, 2021 and for the period from February 18, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

February 2, 2022